
LIFEBRIDGE INNOVATIONS, PBC
“Unmasking cancer, empowering your immunity”

PITCH VIDEO INVESTOR PANEL

INVEST IN **LIFEBRIDGE INNOVATIONS, PBC**

Transforming metastatic cancer from a terminal prognosis to a manageable disease like diabetes

lifebridgeinnovations.com Longwood, FL Technology B2B Hardware Biotech

Highlights

1. Team has 60 devices through FDA, products in 3000 hospitals, 300 yrs combined experience

2 Med tech firm sent unsolicited offer to buy us -investor/team unanimously agreed too early to sell

3 Granted patents in U.S., Canada, MX, EU, Japan, China, Australia, New Zealand, India, Chile

4 $5M raised from friends & family, angels, who know our track record & see a huge market opportunity

5 TTF is based on 25 years of proven research. Fixed form approved by the FDA for multiple indications

6 On any given day, over 500,000 U.S. patients in their last 36months could benefit from our therapy

7 TTF has minimal side effects: no hair loss, no nausea, no fatigue, no chemo brain, etc.

8 Committed to serve those who cannot afford it while maintaining industry benchmarked profitability

Featured Investors



John Young MD Follow Invested $200,000

Practicing physician and an Assistant Clinical Professor with the Texas Tech University Health Sciences Center for 30 years. Tech and biotechnology investor. Identified 3 early-stage investments which have reached over a $1B USD valuation

"The LifeBridge ATTF is the only technology that I have found which can treat millions of people with metastatic cancer who have exhausted all other therapies."

View Investment Memo



Jim Labate Follow

Invested $200,000

James (Jim) LaBate is a seasoned investor with over 35 years in the finance and investment fields, including more than 30 years between Merrill Lynch and Morgan Stanley. Mr. LaBate managed a portfolio of public equity and debt securities among other asset

“The top 5 reasons I invested $200,000 into LifeBridge Innovations - Jim LaBate”

View Investment Memo



Brian Russel Follow

Invested $15,000

My name is Brian Russell. I am an Intellectual Property attorney and have been practicing for almost 30 years, primarily as outside counsel for high-tech companies. I am an enthusiastic investor in LifeBridge for a number of reasons (link below)
drive.google.com

“I am an enthusiastic investor in LifeBridge for a number of reasons and will briefly summarize a few of those reasons here.”

View Investment Memo

Mike Hughes Follow

Invested $65,000

I am the owner of a multi-specialty medical management group in North Texas. I am not an investment advisor, but I have extensive experience in venture capital investments.
drive.google.com

“I have now come to believe that the valuation of LifeBridge is very reasonable. Here is how I look at the variables.”

is now. I look at the variables.

South Coast Angel Network Follow Invested $95,000

"South Coast Angel Network (SCAN) is a member-run organization of active investors. https://southcoastangelnetwork.com/"

Keiretsu Forum Follow Invested $50,000

"Keiretsu Forum is a global investment community of accredited private equity angel investors, venture capitalists and corporate/institutional investors. Our mission is "Great Association With Quality Deal Flow."



John Young
Syndicate Lead
Follow Invested $200,000

"The LifeBridge Innovations patented Adaptive Tumor Treating Fields (ATTF) technology is a significant improvement on the Novocure (Nasdaq: NVCR) Tumor Treating Fields (TTF) technology. It was designed to treat metastatic cancer. There are 25 million people world-wide and 500,000 Americans who have exhausted all other treatments. ATTF has the potential to significantly extend their lives without the standard side effects of chemotherapy or radiation. Please study LifeBridge to see if you would..."

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Other investors include Richard Rotondo & 86 more

Our Team



Peter F Travers CEO and Founder

He has a BA in communication from UCF. His first company was a medical ed firm that sold materials he created. He designed a marketing program that sold the training products to 3,000 hospitals.



Lee Zehngebot M.D. Medical Advisor

Dr. Lee Zehngebot served as the Director of Clinical Research, Advent Cancer Institute in Orlando for over 10 years and has participated as Principal Investigator and Co-Investigator on numerous clinical studies. Medical advisor to the company



Zeev Bomzon PhD Lead Scientist

Former Director of Science for Novocure, the original developers of TTF, led a team of 15 physicists and engineers. Named on over 25 patents, over 30 scientific articles published in major journals. Authored text book writeup on tumor treating fields.



Ken Watkins Founding Member and Chief Technologist

Mr. Watkins has 40 years of experience in the electronic engineering field, including 17 with Northrop Grumman Corp. While at Northrup he was responsible for 30 electrical engineers.



Scott Krywick Consulting Software Engineer

Scott has worked for Martin Marietta, Lockheed, Coleman Research, Teranex, and Northrup Grumman, Mr. Krywick won a technical Emmy award for his work on high-definition video imaging.



Timothy Vandermey Founding Member and Senior Engineer

Mr. Vandermey's background includes working for Spraque Electronics, where he worked on robotics design, and Intellon Corporation, where as VP of engineering obtained numerous U.S. patents.



Ping Yeh CEO VOCxi Health



Served as team lead for the first solid state drive product for Seagate Technology, leading the global partnership between Samsung and Seagate to create new flash technology and program managing the operating system software development for Dell.



Mike Black CFO

Mike has 20+ years of executive, financial, and commercial experience in medical devices. He was previously CEO of a device company that was acquired by a strategic partner. He is an advisor to an angel investment group and is on the Board of MTEC



Bud Abt Finance and Accounting Consultant

23 years of experience in financial and accounting roles with General Electric Credit, Martin Marietta and several non-profits. He has a Business degree from UCF. He serves part time as our bookkeeper.



Scott Hubbard Advisor

SR. director of business dev for Merge eClinical, an IBM corp that streamlines data collection and analysis for clinical trials globally. Past director of business dev, medical devices, for ICON plc, the 5th largest clinical research corp in the world.

Pitch


LIFEBRIDGE INNOVATIONS, PBC
"Unmasking cancer, empowering your immunity"

Company Purpose

Mission: Transform metastatic cancer from a terminal condition into a manageable chronic disease like diabetes via our patented ATTF system



system

LIFEBRIDGE INNOVATIONS, PBC

"Because they have more life to live"

CONTACT INFO:
Peter Travers (CEO)
petertravers@lifebridgeinnovations.com

Despite advancements the problem is increasing each year as global populations age


GLOBAL METASTATIC CANCER
90%
24M
21.6M

Global cancer patients with 36 months to live…

90% of these patients die from metastatic disease, not the primary tumor!

Problem

- 90% of all cancer deaths are from metastatic disease
- All forms of therapies fail these patients including chemo, radiation and surgery
- Metastatic Cancer outcomes are getting worse for progressive Breast Cancer patients
- Deaths are often excruciating
- Patients and their doctors are desperately seeking high quality extended life

Solution

LIFEBRIDGE'S PATENTED ADAPTIVE TUMOR TREATING FIELDS (ATTF), UNMASKS CANCER CELLS TO A PATIENTS OWN IMMUNE SYSTEM, CAUSING CANCER CELL DEATH AND TUMOR REDUCTION



Cancer cell division under ATTF



ATTF causes cancer daughter cells to be malformed - now

visible to the immune system

LIFEBRIDGE INNOVATIONS **TTF's do not affect healthy cells, so no side effects!**

THE MOST EFFICIENT WAY TO EXPLAIN THE DEVELOPMENT OF OUR THERAPY IS TO SHARE A BRIEF HISTORY OF MY WIFE LAURIE'S CANCER JOURNEY.

STAGE 4 FOR 18 YEARS- 12 REOCCURRENCE- LOST HER HAIR 9 TIMES- LATE 2012 LIFE WAS THREATENED WITH CANCER IN PLEURA AROUND LEFT LUNG. ALL CHEMOTHERAPIES FAILED. DISCOVERED FDA APPROVED TUMOR TREATING FIELD THERAPY FOR BRAIN CANCER WORKED ON 14 TUMOR TYPES BUT WAS NOT AVAILABLE FOR PEOPLE LIKE LAURIE.

Problem Discovery/ Story

CASE STUDY: LAURIE TRAVERS 18 YEARS STAGE 4 CANCER 12 REOCCURRENCES



WITH SENIOR ENGINEERS, DEVELOPED OUR OWN DEVICE OF THE SAME TYPE. TESTED IT ON MYSELF AND VERIFIED IT MATCHED WHAT FDA WAS LOOKING FOR AND WAS SAFE. LAURIE BEGAN THERAPY


LARGER ARRAY TO COVER WHOLE LIVER

Problem Discovery/ Story

CASE STUDY: LAURIE TRAVERS 18 YEARS STAGE 4 CANCER 12



She wore TTF device while sleeping, watching TV etc. She was even able to return to work as a Nurse and do regular exercise. TTF has no side effects.

IT WORKED. LAURIE'S CANCER IN THE PLEURA AROUND HER LEFT LUNG WAS RESOLVED IN 9 WEEKS. SHE WENT BACK TO WORK AND LIVED A FULL LIFE WHILE ON TTF MAINTENANCE. IN ADDITION TO THE DISEASE IN HER LUNG, WE CLEARED THE CANCER UP IN HER LIVER TWICE WITHOUT INTERFERING WITH HER RENEWED LIFESTYLE. THEN OVER TWO YEARS LATER THE WEAKNESSES OF THE PRESENT FORM OF TUMOR TREATING FIELDS WAS DISCOVERED











LIFEBRIDGE INNOVATIONS

CANCER BROKE OUT IN THE PERITONEAL CAVITY IN-BETWEEN TWO ARRAYS. ITS IMPORTANT TO CENTER ARRAYS OVER TUMORS, BUT YOU CANNOT PUT ARRAYS ON TOP OF ARRAYS.


NEW ARRAY NOT POSSIBLE
Arrays must be centered over tumors

Problem Discovery/ Story

CASE STUDY: LAURIE TRAVERS 18 YEARS STAGE 4 CANCER 12 REOCCURRENCES



It then spread to her Peritoneal Cavity in between arrays – and you can not put arrays on top of arrays!

WITH EXISTING TTF, THE ARRAYS ARE PASSIVE. ELEMENTS ARE EITHER ALL ON OR ALL OFF. NO INDIVIDUAL CONTROL.



Problem Discovery/ Story

CASE STUDY: LAURIE TRAVERS 18 YEARS STAGE 4 CANCER 12


NEW ARRAY NOT POSSIBLE
Arrays must be centered over tumors

Passive TTF solutions fail patients with diffuse solid tumors & metastatic cancer...



This was the beginning of the end for Laurie. With **passive TTF arrays** you get to the point where you have to choose which cancers to treat and which to let grow... ***<u>This is why it fails the Metastatic patient!</u>***

OUR ENGINEERS SAID THERE HAD TO BE A BETTER WAY AND CREATED INDIVIDUALLY CONTROLLED SOFTWARE ADDRESSABLE ARRAY ELEMENTS (ALTHOUGH NOT IN TIME FOR LAURIE)


NEW ARRAY NOT POSSIBLE

Passive TTF solutions fail patients with diffuse solid tumors & metastatic cancer...

Solution

NEW PATENTED
ADAPTIVE TUMOR TREATING FIELDS


ALL ELEMENTS AVAILABLE FOR DYNAMIC REASSIGNMENT TO ANY ARRAY SIDE, + OR –

<u>Every ATTF array element is fully addressable via software – so arrays can be built dynamically, and therapy targeted exactly where it is needed!</u>


NEW ARRAY NOT POSSIBLE

Solution

LifeBridge ATTF treats diffuse solid tumors & metastatic cancer that passive TTF cannot





Passive TTF solutions fail patients with diffuse solid tumors & metastatic cancer…



STEP 1 LIVER
FIRING SEQUENCE .20 SECOND TIME SPAN.

HERE WE ARE TREATING THE LIVER,



NEW ARRAY NOT POSSIBLE

Passive TTF solutions fail patients with diffuse solid tumors & metastatic cancer…

Solution

LifeBridge ATTF treats diffuse solid tumors & metastatic cancer that passive TTF cannot



STEP 2
LEFT LUNG

½ SECOND LATER THE LEFT LUNG,



NEW ARRAY NOT POSSIBLE

Passive TTF solutions fail patients with diffuse solid tumors & metastatic cancer…

Solution

LifeBridge ATTF treats diffuse solid tumors & metastatic cancer that passive TTF cannot



STEP 3 PERITONEAL CAVITY
DYNAMIC RE-ASSIGNMENT

1/2 SECOND LATER THE PERITONEAL CAVITY.


NEW
ARRAY
NOT
POSSIBLE

Passive TTF solutions fail patients with diffuse solid tumors & metastatic cancer…

Solution

LifeBridge ATTF treats diffuse solid tumors & metastatic cancer that passive TTF cannot


HIGHLIGHTED DISKS WERE USED FOR
LIVER, LUNG AND PERITONEAL CAVITY

IN 1.5 SECONDS, THE DISCS IN BLUE WERE SHARED TO TREAT THE LIVER, LUNG, AND PERITONEAL CAVITY. SHORT INTERMITTENT THERAPY IS JUST AS EFFECTIVE AS CONSTANT THERAPY

TTF VS LIFEBRIDGE ADAPTIVE TTF THERAPEUTIC EFFECT COMPARISON

Solution


Current Fixed TTF approach
TTF: NO Therapy, New and existing growth!
Ineffective field strength
New Tumors
Effective TTF Area
Insulated Electrode


LifeBridge Innovations ATTF
Field Sweeping Therapeutic Field = Better Results!
No new Tumors
ATTF: Multiple regions of therapy

ATTF IS DESIGNED TO put the patient in remission faster and longer – delivering therapy to where tumors are & proactively to where they may develop next!

LIFEBRIDGE INNOVATIONS

The present form of TTF has been independently studied and found to be sub optimal. LifeBridge has created a way

Novocure | LifeBridge

to master all the key variables of TTF	TTF	ATTF
Multiple Intensity control tools	✗	✓
Adaptable Array Coverage	✗	✓
Multiple Angles of Delivery	✗	✓
Uninterrupted therapy through low heat	✗	✓
Frequency Sweeping	✗	✓
Daily Freedom	✗	✓

We have a fully human wearable device, and the FDA has approved our human trial protocol once safety testing is complete.

Solution

LIFEBRIDGE LB10000 SYSTEM





Working human ready HW & SW

IP Advantage

- 5 US Patents! plus EU, Australia, New Zealand, Mexico, Canada, Chile, China, Japan, and Luxembourg! 10 additional pending patents
- *Freedom to operate opinion*
- All IP is owned by LifeBridge

Regulatory & Go-to-Market Advantage

- FDA Approved protocol for 36 patient pilot study "Basket Trial" design
- Fast-Follower Strategy: *low-risk commercial & clinical trial strategy*

Low Risk & Protected IP = PERSONALIZED targeted therapy globally!

On any given day 500,000 U.S. patients could benefit from our therapy, making the addressable market over 30B annually.

Market Size

U.S. METASTATIC CANCER: TOTAL ADDRESSABLE MARKET (TAM)

1.8M	500K+	$30B+
U.S. cancer patients with 36 months to live	Prime candidates for receiving ATTF therapy (US Only, 21 years of age, type of cancer, etc.)	Annual TAM

LifeBridge exceptionally positioned for massive & underserved market

Path to Market & Exit Strategy


FDA grants permission to start clinical trials - IDE (Q4 ’25)
Human Pilot Study begins (Q4 ’25)
Submit Pre-Market Approval Documents to FDA (Q3/Q4)
2025
2026
2027
2028
2029
FDA gives permission to start Human Pivotal Study (Q4)
FDA Approval & Commercialization
1st patients
Patients

Future projections are not guaranteed

Competition? : Parallel Development Primary and Metastatic

Novocure	LifeBridge
Primary Tumors	Metastatic Disease in the Torso

Requires 15+ Phase 3 trials

Requires 15+ Phase 3 trials

In the torso - No classically defined metastatic disease trials in their 10-year pipeline

Novocure does not show diffuse metastatic disease in its 10-year pipeline

Aggregating 14 different types of cancer into 1 addressable market- 1 clinical trial through Basket Trial design.

Blue Ocean

Initial Target Market – Metastatic Breast Cancer

Organized and well-funded marketplace to launch LifeBridge TTF System

- 42,000 annual US deaths
- Overall survival is not improving
- All end stage patients have metastatic lesions
- Extraordinarily well-organized market to introduce/share new therapy
- Breast cancer awareness is well funded by third parties



LIFEBRIDGE INNOVATIONS TEAM | 60+ DEVICES THROUGH THE FDA


Peter Travers
Founder & CEO


Lee Zehngebot
MD Medical Advisor


Mike Black
Chief Financial Officer


Ping Yeh
Board Member
CEO VOCxi Health

Consultants:


Scott Krywick
Lead SW Eng.


Ken Watkins
Founder & VP HW Eng.

TLC BUILT TO CONNECT

VELENTIUM


Dr. Simone Winkler (inGenuyX LLC)
Simulation and Therapy Modeling


Timothy Vandermey
Consulting Engineer

Advisory/ Board:

Board:



Scott Hubbard

Business Development Manager at Strategis Consulting, LLC



Rick Rotondo
Corp Dev



Mike Winegar
Winegar Consulting
Regulatory Affairs

Newest Member of the LifeBridge Team – Now LifeBridge Lead Scientist

Zeev Bomzon PhD Former Director of Science – Novocure

- 14 Tumor Treating Field Patents
- 30 published articles
- Textbook write up on TTF



Why I Joined the LifeBridge Team

"I'm here because the science indicates that LifeBridge has created a breakthrough device with the potential to unleash the full benefit of Tumor treating fields and help hundreds of thousands of people as well as do well for us all"

Use of **FUNDS for IDE Submission**

$4 million raised to date


Quality & Regulatory Expenses
Operational Expenses
$5.5M - 4 M RAISED = 1.5M LEFT TO RAISE
Testing and Documentation for IDE Submission Expenses

3rd party recognition



Lifebridge is now part of Johnson and Johnson JLABS DC

" We have a stringent selection committee process and when companies come into JLABS they have to have the best of the best in technology and science."

Kate Merton PhD JLABS Boston

Globally, on any given day, 6 million could benefit from our device



Because they have more life to live

LifeBridge Innovations